March 20, 2025

Jose Lopez Lecube
Chief Financial Officer
Moolec Science SA
17, Boulevard F.W. Raiffeisen
L-2411 Luxembourg
Grand Duchy of Luxembourg

       Re: Moolec Science SA
           Amendment No. 1 to Registration Statement on Form F-4
           Filed March 10, 2025
           File No. 333-284744
Dear Jose Lopez Lecube:

        We have conducted a limited review of your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed March 10, 2025 Exhibits

1.     We note your response to prior comment 3. Please file as Exhibit 8.1 a revised
       opinion that states clearly that the disclosure in the Prospectus under the heading
          Luxembourg Tax Considerations    is the opinion of counsel and
includes counsel's
       consent. Refer to Section III.B.2. of Staff Legal Bulletin 19.
2. We note your response to prior comment 4. Please file as Exhibit 8.3 a revised opinion that states clearly that the disclosure in the Prospectus under the heading
          Cayman Islands Tax Considerations" is the opinion of counsel and includes counsel's consent to the filing of this exhibit and to the reference to its name in each location. Refer to Section III.B.2. of Staff Legal Bulletin 19.
 March 20, 2025
Page 2

       Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing
cc:   Matthew Poulter